UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the 12 month period and the quarter ended 30 June 2008

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



FINANCIAL REVIEW FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2008

ANNUAL HIGHLIGHTS

- Cash operating profit up by 26%
- Extensive restructuring of operations completed
- Harmony PNG/Newcrest Stage 1 of partnership finalised (shortly after year end)
- Tshepong 66 decline project complete
- Phakisa brought into production

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2008

(All results exclude Discontinued Operations unless otherwise indicated)

		Quarter June 2008	Quarter March 2008	Q-on-Q % variance	Quarter June 2007	FY08	FY07
Gold produced	– kg	11 694	10 347	13.0	12 414	48 227	54 340
	– oz	375 970	332 662	13.0	399 118	1 550 527	1 747 071
Cash costs	– R/kg	138 940	146 620	5.2	149 379	138 319	110 785
	– $/oz	556	609	8.7	655	591	479
Cash operating profit	– Rm	995	817	21.8	25	2 537	2 016
	– US$m	128	111	15.3	4	351	280
Basic (loss)/profit	– SA c/s	(60)	38	(257.9)	(43)	(199)	206
	– US c/s	(8)	5	(60.0)	(6)	(27)	29
Headline profit/(loss)	– SA c/s	38	39	(2.6)	(81)	19	96
	– US c/s	5	5	–	(11)	3	13

TABLE OF CONTENTS

CHIEF EXECUTIVE'S REVIEW

It is my pleasure as Chief Executive Officer of Harmony to submit this financial report for the financial year ended 30 June 2008 to shareholders after managing the company for a full financial year.

2008 Review

I will briefly review the company's activities over the past year and its current financial status, expanding on the changes that were implemented to return the company to profitability in order to generate positive financial returns, in the future, for our shareholders.

Before proceeding with this year's corporate and financial activities, I would like to draw attention to the Elandsrand incident that occurred on 3 October 2007. I want to thank our Chairman and the Harmony team involved in the successful handling of the incident for their support and sterling efforts. Gratefully there were no negative consequences from the compressed air column that fell down the mine shaft.

The Elandsrand incident brought the South African mining industry's safety record squarely under the spotlight. This has triggered a heightened sense of corporate awareness towards the critical issues of occupational safety and health. Safety enjoys priority at Harmony and non-negotiable safety standards have been formulated which are reviewed and performances audited. I am pleased to inform you that last year's positive safety performance was maintained in the 2008 financial year.

Turning to the financial performance for the year under review, we carried out a due diligence on our mines towards the end of 2007 to understand the challenges facing the company at that time. Based on the findings we embarked on a restructuring strategy. We recognised that stringent cost control measures had to be put in place to reduce their negative impact. Thus, all capital expenditure was reviewed and all frills expended without disrupting the delivery of the projects. The restructuring process also brought about the transfers of 13 101 employees and the termination of employment of 5 119 of our employees. This reduced the average age of our workforce from 47 to 43 years.

Management was strengthened and we decentralised our regional operations. We also made changes to our mining structure by eliminating coaches and re-introducing mine captains and shift bosses to improve production.

Harsh decisions had to be taken regarding the productivity and efficiency of Conops at some of our operations. During the year Conops was terminated at Elandsrand, Evander 2 and 5, Cooke 1, 2 and 3 shafts, Masimong and Tshepong. I am pleased to report that some benefits are already evident in the current quarter from Tshepong and Elandsrand where production has been boosted.

Unfortunately early in January 2008, the South African economy suffered a setback when Eskom – the national power utility – announced that it was unable to supply uninterrupted power to the mining industry, amongst others. This affected our strategic planning; new plans, incorporating the reduced power consumption, were devised and implemented. The company continues to operate on 90% electricity consumption – 10% down from its previous consumption.

The new strategic plans aligned the whole company with the aim to conserve electricity. This led to shafts and mining areas of high energy consumption being closed down. Taking the electricity challenge into account, our objective for the next year, barring any unforeseen circumstances, is to maintain the current production level of 12 000kg of gold per quarter from the 13 500kg before the power reduction. We have laid out an aggressive schedule to bring all our projects to full capacity by 2012.

The last component of the due diligence was to honour the transactions that had been entered into with regards to our discontinued assets in South Africa and Australia. Accordingly, Orkney 2, 4 and 7 shafts were purchased by Pamodzi Gold who took full ownership on 27 February 2008 when the transaction was renegotiated, bringing Harmony's shareholding in Pamodzi Gold to 32%.

South Kal Mines in Australia was sold to Dioro Exploration NL and all conditions precedent were met on 30 November 2007. Unfortunately the Mt Magnet deal was not concluded and we have recommenced the sale process. In the interim, the operations remain on care and maintenance, but we continue with the exploration of our tenements in the area.

Concurrently with the restructuring, we pursued joint venture opportunities that offered obvious operational synergies. On the Cooke shafts in Randfontein and in the Cooke tailings dam, we recognised the uranium potential, together with the gold potential and realised that this could be a formidable value creation opportunity. On 19 December 2007, Harmony concluded an agreement with Pamodzi Resources Fund (PRF) and First Reserve Incorporated (FRI), backed by APM and FRI, whereby we would retain a 40% stake in a new company (Rand Uranium Company) by selling 60% to PRF. The agreement has been extended to 12 September 2008 due to outstanding conditions precedent which include the approvals from the Department of Minerals and Energy and the National Nuclear Regulator.

It gives me pleasure to announce that all the conditions precedent have been met for the 50:50 joint venture entered into on 22 April 2008 with Newcrest Mining Limited, Australia, for Harmony's PNG assets. The first tranche of the deal, US$229 million, was received by Harmony on 7 August 2008. This concludes Stage 1 signifying Newcrest's ownership of 30.01% and the commencement of Stage 2, which requires that Newcrest increase its interest to 50% through the sole funding of all the capital expenditure for Hidden Valley. As mentioned previously, Newcrest is a quality partner with significant technical skills that will provide additional expertise to the existing Harmony team in PNG and add to the development potential of the PNG assets.

The creation of the joint venture reduces Harmony's operational risk in PNG and strengthens Harmony's balance sheet, simultaneously reducing our capital expenditure requirements at Hidden Valley. In addition, the partnership improves the potential of the Wafi-Golpu deposit and its prospective exploration tenements, to turn them to viable resources.

GROUP PERFORMANCE

Harmony's operations recorded a satisfactory operational improvement in the fourth quarter, however, the Group delivered a disappointing financial performance for the financial year ended 30 June 2008.

A net loss of R245 million was recorded compared with a net profit of R382 million for the financial year ended 30 June 2007. This is mainly due to non-cash item losses from the sale of Gold Fields shares amounting to R459 million, the loss from associates (primarily Pamodzi Gold) amounting to R78 million, impairment of investments in associates (primarily Pamodzi Gold) of R95 million and impairment of assets amounting to R316 million.

Revenue for the year from continuing operations was up by 14.6% to R9 210 million from R8 037 million for the financial year 2007 on the back of an improved gold price in dollar terms of US$818/oz and a steady R/$ exchange rate of R7.26. The Group's cash operating profit increased by 25.8% to R2 537 million compared with R2 016 million for 2007.

Cash operating costs increased year-on-year by R652 million from R6 021 million to R6 673 million, for the year under review. Although stringent measures for cost containment had been implemented throughout the company, inflationary pressures were evident not only in most of our consumables such as electricity, steel and fuel, to a lesser degree, but also salaries.

Harmony's total cash operating costs were up by 7.1% quarter-on-quarter to R1 625 million from R1 517 million. The company ascribes this in part to increases in electricity tariffs, production tonnages and the bonus incentives paid to mine overseers and shift bosses after the change in the mining structure.

Harmony reported a basic loss from continuing operations of 199 cents per share for the year under review compared with a profit of 206 cents per share for financial year 2007 and headline earnings of 19 cents per share for financial year 2008 compared with a headline earnings of 96 cents per share for financial year 2007.

Other financial items

Exploration expenditure

Harmony's exploration activities for continuing operations carried out during the year amounted to R205 million compared with R194 million in financial year 2007. Exploration activities occurred mostly in Papua New Guinea. The Wafi-Golpu exploration tenements have been a large focus area with exploration occurring on four potential copper-gold porphyry deposits. Exploration for further gold deposits in the area surrounding the Hidden Valley mine was done and will continue in 2009.

Continued exploration in PNG and the high-potential Wafi-Golpu area positions Harmony favourably for substantial growth. We will continue to focus on our drive to establish viable resources to add to our pipeline of gold ounces.

A small amount of drilling exploration also occurred in South Africa. Harmony's South African exploration programme for 2009 financial year includes the drilling of Evander South and several underground areas in existing operations (mainly B-reef and A-reef) in the Free State.

Impairment

An impairment of R316 million is attributed to the re-assessment of the assets at Evander 5, West Shaft, Kudu/Sable and Kalgold.

CAPITAL EXPENDITURE

Attributable capital expenditure during 2008 totalled R3 647 million, of which R1 428 million of this expenditure was incurred at the Hidden Valley mine project in Papua New Guinea. It is anticipated that Hidden Valley will require similar capex investment in the 2009 financial year. Harmony will, however, only be responsible for a small portion of that commitment as our joint venture partner Newcrest will cover the remaining requirements from August 2008 as prescribed by Stage 2 of the partnership.

STRATEGY

The lengthy process of business plans was finalised toward the end of the June 2008 quarter. The Group's business strategy has now been rolled out throughout the Group.

Each operation has been separately assessed and individual benchmarks and targets – which must be achieved by each operation – have been applied. The production benchmarks include tonnes per man, grams per person and cost reduction in Rand per kilogram. We are confident that improvements in costs, safety, productivity, grade and mine call factors will become evident in the quarters ahead.

In addition, Harmony recently committed to training programmes and related development initiatives, especially in the fields of leadership development and team training. These programmes are already showing improvements in attitudes and morale.

ORE RESERVES

At 30 June 2008, Harmony's ore reserves reflected a year-on-year depletion of 2.0 million ounces. Corporate activity, restructuring of certain shafts and geological related changes accounts for a further decrease of 5.6 million ounces of reserves. On the positive side there is a net addition of 4.5 million ounces of reserves from surface stockpiles.

The Statement of Mineral Resources and Ore Reserves, produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code), the Australian Code (JORC Code) as well as with the Industry Guide 7 of the United States Securities and Exchange Commission, shows Harmony's gold mineral resources of 253.6 million ounces and ore reserves of 50.5 million ounces as at 30 June 2008. The mineral resources indicates a year-on-year negative variance of 28 million ounces mainly as a result of corporate activity relating to Papua New Guinea, Australia and the Randfontein Cooke shafts.

A gold price of US$750/oz was used for the conversion of Mineral Resources to Ore Reserves at our South African and Australian operations. An exchange rate of US$/ZAR7.46 for South Africa and AU$/US$0.80 for Australia has been used, resulting in a gold price of R180 000/kg and AU$850/oz, respectively.

In addition to the gold reserves, Harmony also reports its equity reserves (69.9%) for silver, copper and molybdenum from its PNG operations. Metal prices are assumed at US$12/oz for silver, US$2.40/lb for copper and US$20/lb for molybdenum.

DIVIDEND

Harmony's continued commitments to large capital expenditure projects will mean that the cash generated by the operations will be used to continue to fund our projects into full production stage. To this end, no final dividend was declared by the Board of Directors for the financial year ended 30 June 2008. The dividend policy will be reviewed in the second half of the 2009 financial year.

OUTLOOK

Harmony's outlook remains focused on sustainable organic growth. Opportunities for further optimisation, improved production and production cost management will be exploited. Enhanced cash flow will be used prudently to reduce our debt and finance new mine capacity and other growth initiatives.

PNG and specifically the Wafi-Golpu area, because of its proximity to our Hidden Valley project, will remain our major exploration focus. This region provides opportunities to create value for shareholders because of the possibilities of a larger and longer pipeline of quality and diversified commodity projects. Thus, some of the funds available to Harmony from the Newcrest partnership will be invested in exploring our tenements for additional reserves and resources.

In South Africa, Evander South in Mpumalanga offers several new opportunities for additional reserves. This implies commensurate exploration opportunities for the adjacent Poplar and Rolspruit areas. Furthermore, with the strong Rand/Dollar gold price, growth opportunities are plentiful from the 1 billion tonnes of surface tailings in the Free State of which the possibility of treating 12Mt a year at St Helena over the next 20 years will be investigated.

Harmony has been and will remain an acquisitive company should opportunities exist or arise. Lately, we have entered into several partnering relationships, the largest being with Rand Uranium and Newcrest in PNG. We will continue to look for value opportunities on partnering some of our assets that have not been approved by the board as new projects for the 2009 financial capital programme.

A vote of thanks

I wish to thank the Board of Directors for their valued support and guidance during one of Harmony's toughest years. I wish to thank all the employees and managers of Harmony for their hard work and depth of commitment to achieving targets and to elevate performance. Lastly, I would like to thank our shareholders for their loyalty to Harmony through this tough period.

SAFETY AND HEALTH REPORT

- Harmony recorded an improved safety performance for FY2008
- Target achieved three and a half years of Fatality Free shifts
- Evander achieved 1 500 000 Fatality Free shifts
- Tshepong Mines achieved 500 000 Fatality Free shifts
- Virginia operations achieved One Million Fatality Free shifts

Fatality injury rate (per million hours worked)



It is encouraging that the improvements in safety performance achieved by Harmony in 2007 were sustained in 2008.

Management remains committed to zero-fatalities and every effort is being made to achieve this objective. Safety is the number one priority among all operational teams and many hours are being dedicated towards safety leadership and awareness.

Safety audits have been intensified and the second audit programme was completed at the end of June 2008. These audits include some non-negotiable safety principles:

- Management to lead by example
- Continuous verbal communication with all team members
- Visible awareness-creation on safety
- Recognise and reward safety achievements
- Involve all stakeholders

The June quarter showed a 31.8% improvement in the fatality injury frequency rate (FIFR) of 0.15 compared with 0.35 for the March quarter. An annualised improvement of 18.2% was achieved for 2008.

The Lost Time Injury Frequency Rate (LTIFR) improved by 19.7% during the quarter from a rate of 13.46 to 11.39, while an exceptional annualised improvement of 16% was achieved.

Regrettably four employees lost their lives at Harmony's operations during the June 2008 quarter as a result of work-related accidents. Harmony's deepest condolences are extended to the families of the deceased employees.

During the year under review, the Group recorded some remarkable safety achievements, among them was Target's formidable feat of three years of fatality free shifts. During the June 2008 quarter, Evander and Tshepong both attained half-a-million fatality free shifts and Virginia, comprising Harmony, Merriespruit, Unisel and Brand, achieved their One Million Fatality Free shifts.

There were no lost time injuries at Hidden Valley during the quarter. Part of this success can be attributed to effective weekly site inspections. In addition, several training and proficiency programmes were developed and rolled out during June 2008. These are designed to improve the level of risk identification and safe work practices at construction sites.

FOURTH QUARTER AND YEAR ENDED 30 JUNE 2008 UNDER REVIEW

Volumes milled for the June 2008 quarter increased by 9.9% from 4 125 000 tonnes to 4 534 000 tonnes. Production was up by 13%, with an increase of 1 347kg of gold compared with the March 2008 quarter. This is despite the four public holidays during the quarter.

The disappointing 5.4% drop in the SA underground recovery grade from 4.81g/t to 4.55g/t for the quarter, is ascribed to a 19.0% drop in grade at Tshepong and 9.2% at Masimong. This was partly offset by a 15.0% and 11.8% higher recovery grade from Target and Bambanani, respectively.

Joel Mine had a good quarter recovering from all the shaft stoppages in the past and recorded 49.5% more tonnes and 46.4% more kilograms of gold compared with the previous quarter.

Attributable gold produced from the continuing SA underground operations during the June 2008 quarter, increased to 10 396kg from 9 302kg in the March 2008 quarter, due to an 18.1% increase in tonnages.

The Group's increased gold production from 10 347kg to 11 694kg, a lower gold price received of R224 036/kg from R225 544/kg and good cash cost containment resulted in a cash operating profit of R995 million compared with R817 million in the previous quarter.

The Group's Rand per ton cost dropped from R368/t previously to R358/t for June 2008. The Rand per kilogram cost decreased from R146 620/kg in March 2008 to R138 940/kg in June 2008.

The performance of the company's continuing operations is set out in the following tables:

		June 2008	March 2008	Q-on-Q % Variance	June 2007	FY08	FY07
Production	– kg	11 694	10 347	13.0	12 414	48 227	54 340
Production	– oz	375 970	332 662	13.0	399 118	1 550 527	1 747 071
Revenue	– R/kg	224 036	225 541	(0.7)	151 418	190 958	147 808
Revenue	– US$/oz	897	944	(5.0)	664	818	639
Cash cost	– R/kg	138 940	146 620	5.2	149 379	138 319	110 785
Cash cost	– US$/oz	556	609	8.7	655	591	479
Exchange rate	– USD/ZAR	7.77	7.43	(4.6)	7.09	7.26	7.20

Gold production from discontinuing operations was 12 387kg (398 249oz) for the year under review compared with 18 262kg (587 127oz) for the financial year 2007.

Cash operating profit and margins

	June 2008	March 2008	Q-on-Q % Variance	June 2007	FY08	FY07
Cash operating profit (Rm)	995	817	21.8	25	2 537	2 016
Cash operating profit margin (%)	38.0	35.0	8.6	1.3	27.6	25.1

Quarter on quarter cash operating profit variance analysis (continuing operations)

Cash operating profit – March 2008	R816.6 million
– volume increase	359.9 million
– working cost increase	(107.9) million
– recovery grade reduction	(51.2) million
– gold price reduction	(22.3) million
– net variance	178.5 million
Cash operating profit – June 2008	R995.1 million

Analysis of earnings per share (continuing operations) (SA cents)

Earnings per share	Quarter ended June 2008	Quarter ended March 2008	FY08	FY07
Basic (loss)/earnings	(60)	38	(199)	206
Headline earnings/(loss)	38	39	19	96
Fully diluted (loss)/earnings	(60)	38	(199)	204

Reconciliation between basic (loss)/earnings and headline earnings (continuing operations)

Headline earnings per share (cents)	Quarter ended June 2008	Quarter ended March 2008
Basic (loss)/earnings	(60)	38
Profit on sale of property, plant and equipment	8	–
Loss on sale of joint venture	1	–
Impairment of investment in associates	24	–
Impairment of property, plant and equipment	39	–
Impairment of intangible assets	26	–
Provision for doubtful debt	–	1
Headline earnings	38	39

Reconciliation between basic (loss)/earnings and headline earnings (continuing operations)

Headline earnings per share (cents)	FY08	FY07
Basic (loss)/earnings	(199)	206
Profit on sale of property, plant and equipment	–	(32)
Loss on sale of listed investment	115	7
Loss on sale of joint venture	1	–
Profit on sale of associate	–	(56)
Impairment of investment in associates	24	–
Impairment/(Reversal of impairment) of property, plant and equipment	39	(29)
Impairment of intangible assets	26	–
Provision for doubtful debt	13	–
Headline earnings	19	96

CAPITAL EXPENDITURE

Attributable capital expenditure incurred during 2008 totalled R3 647 million, of which R1 428 million of this expenditure was incurred at the Hidden Valley mine project in Papua New Guinea. It is anticipated that Hidden Valley will require similar capex investment in the 2009 financial year. Harmony will, however, only be responsible for a small portion of that commitment as our joint venture partner Newcrest will cover the remaining requirements from August 2008 as prescribed by Stage 2 of the partnership agreement.

Operational Capex	Actual quarter June 2008 Rm	Actual quarter March 2008 Rm	
South African Operations	470	346	
Total Operational Capex	470	346	

Project Capex	Rm	Rm	Capital invested to date Rm
Doornkop South Reef	87	79	956
Elandsrand New Mine	2	28	776
Tshepong Sub 66 Decline	5	6	289
Phakisa Shaft	84	62	866
Hidden Valley, PNG	668	324	2 049
Total Project Capex	846	499	4 936
Total Capex	1 316	845	

Operational Capex	Actual FY08 Rm	Actual FY07 Rm
South African operations	1 471	1 127
Surface operations		
International operations		
Total Operational Capex	1 471	1 127
Project Capex		
Doornkop South Reef	328	238
Elandsrand New Mine	128	114
Tshepong North Decline	29	62
Phakisa Shaft	263	234
Hidden Valley PNG	1 428	526
Total Project Capex	2 176	1 174
Total Capex	3 647	2 301

QUARTERLY PROFIT COMPARISON FOR CONTINUING OPERATIONS

Operation	Working profit (Rm)			Variances (Rm)			
	June 2008	March 2008	Variance	Volume	Grade	Price	Costs
SA underground operations	814.3	684.5	129.8	354.2	(103.4)	(19.2)	(101.8)
Surface operations	180.8	132.1	48.7	5.7	52.2	(3.1)	(6.1)
Total Harmony	995.1	816.6	178.5	359.9	(51.2)	(22.3)	(107.9)

SOUTH AFRICAN UNDERGROUND OPERATIONS

Includes the following shafts: Tshepong, Phakisa, Doornkop, Elandsrand, Target, Masimong, Evander, Bambanani, Joel, Virginia Operations.

		June 2008	March 2008	Q-on-Q % Variance	June 2007
U/g tonnes milled	('000)	2 283	1 934	18.0	2 444
U/g recovery grade	(g/t)	4.55	4.81	(5.4)	4.79
U/g kilograms produced	(kg)	10 396	9 302	11.8	11 708
U/g operating costs	(R/kg)	145 808	152 026	4.1	152 336
U/g working costs	(R/tonne)	664	731	9.2	730

Tshepong Mine

Production

Volumes at Tshepong improved by 21.2% quarter-on-quarter from 326 000 tonnes to 395 000 tonnes. This is in part attributed to the first full quarter of operating on non-Conops.

Tshepong, however, recorded a disappointing 19% decrease in grade from 6.11g/t to 4.95g/t due to a drop in face grade in the NW 2 and EN areas.

Costs were steady and, notwithstanding the added pressures of inflation, cash operating costs were down by 1.0% quarter-on-quarter at R107 055/kg from R107 943/kg for the previous quarter.

The termination of Conops initially had a negative impact on productivity. However, after the first full quarter of operating on non-Conops, the positive effects on production levels and efficiency are evident.

Project overview

Sub 66 Decline Project overview

Sub 66 decline is currently in a production build-up phase. The project was completed in June 2008 and all of the capital expended. An outstanding engineering component of the project will be completed in the next financial year.

Poor ground conditions in the 72-Belt x/c has required additional secondary support and has delayed the equipping of the 72-Belt x/c. All the major equipment has been procured and once the secondary support has been completed the labour component will be employed to complete the engineering work.

Annual Capex profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	Total
Actual Sunk	32.8	66.6	40.6	52.9	66.7	29.3	–	288.9
Forecast							2.9	2.9
Total	32.8	66.6	40.6	52.9	66.7	29.3	2.9	291.8

Full production

The Sub 66 decline has commenced production and will be in build-up phase during the next two years when it will come into full production.

Sub 71 Decline Project Overview

A total of 1 089 metres has been developed. The material decline is 20% complete, the chairlift 33% complete and 56% of the 73-level station has been completed.

The project has experienced operational delays and high escalation cost over the past year. It is also being constrained by a dearth of design and engineering draughting work services countrywide.

Future milestones

- Construct and equip Sub 71 trackless workshop – September 2008
- Complete reaming of pilot-hole for Sub 71 ventilation – September 2008
- Complete manufacturing drawings for Sub 71 decline conveyor – September 2008

Annual Capex profile

Table (Rm)	2008	2009	2010	Total
Actual Sunk	24.3			24.3
Forecast		60.9	32.7	93.6
Total	24.3	60.9	32.7	117.9

1st production

August 2012

Full production

July 2017

Schematic picture of production



69 level
CHAIR LIFT DECLINE
MATERIAL DECLINE
VENT X/C
TRACKLESS W/S
700 M
EXISTING SUB 66 DECLINE
TEMP TIP
71 level
69 INTERM. DAM
TEMP TIP
CHAIR LIFT DECLINE
NEW SUB 71 DECLINE
MATERIAL DECLINE
73 level
76L LOADING X/C
Y
SHAFT BOTTOM
SURGE DAM
1.6ML
75 level

Phakisa

Production

Volumes improved from 9 000 tonnes to 16 000 tonnes for the June 2008 quarter. Gold production at Phakisa was 13.2% higher at 60kg from 53kg, but this quarter's lower grade extracted from Nyala shaft impacted on the overall gold output. Grade decreased by 36.3% from 5.89g/t to 3.75g/t.

Grade variances will continue in future as most of the ore tonnages will be from ore development and stoping in the Nyala shaft area. Build-up in face availability at Phakisa shaft will take time and grade should be more representative of the Phakisa orebody in two years' time.

Phakisa is in build-up production phase and consequently the mining mix will be difficult to achieve until flexibility can be gained from the developed reserve.

Project overview

A total of 6 895 metres of development was completed on 66, 69, 71, 73 and 75 levels.

The Rail-veyor was commissioned and cycle-times are improving. A second train is scheduled for commissioning in September 2008. Phase 1 of the surface infrastructure has been completed whilst the civil construction and erection of main buildings have commenced.

Annual Capital expenditure profile

Table (Rm)	2004	2005	2006	2007	2008	2009	2010	2011	2012	Total
Actual Sunk	117	116	147	222	263					866
Forecast						330	76	46	30	482
Total	117	116	147	222	263	330	76	46	30	1 348

1st production

September 2008

Full production

June 2011

Future milestones

- Holing second raise line   – August 2008
- First revenue from 69 level to commence   – September 2008
- Start decline project (one year early)   – November 2008

Doornkop

Production

Higher volumes milled from 74 000 tonnes to 126 000 tonnes and better recovery grade, resulted in 86.4% improved production from 184kg to 343kgs. The recovery was also 9.2% higher at 2.72g/t from 2.49g/t for the period under review.

Total costs at Doornkop were down by 50.2% at R148 157/kg compared with R297 293/kg. Costs for the quarter reflected an improvement in unit cost parameters as well as cash operating costs. The higher costs incurred in the March quarter are in part due to the low volumes milled as a result of the planned stoppage to complete shaft work.

Doornkop's Kimberley reef conventional section was stopped due to poor grade being experienced. Contrary to this, the South Reef operations experienced an increase in production with square metres mined improving 58% on the previous quarter. Further improvements could be expected in the September quarter.

Project overview

Station development continues on 205 and 207 levels with a total of 3 061 cubic metres excavated. Access development also continued on 192, 197 and 202 levels with 288m excavated. Secondary development is also underway on 192 and 197 levels with 407m achieved.

Equipping of the loading station on 212 level is underway and is all that remains of the shaft-sinking programme. Construction of the pump station and loading levels is also underway following the completion of most of the excavations on 205, 207 and 212 levels.

The updated schedule provides for the main shaft to be partially commissioned by July 2008.

Annual Capital expenditure profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	Total
Actual Sunk	13	98	114	147	256	328					956
Forecast							271	267	109	31	678
Total	13	98	114	147	256	328	271	267	109	31	1 634

1st production

July 2007

Full production

July 2012

Future milestones

■ Main shaft partially commissioned   – July 2008
■ Rock winder commissioned   – November 2008
■ Pump station on 207 level commissioned   – November 2008

Elandsrand

Production

In the June quarter, tonnages milled at Elandsrand increased from 214 000 tonnes to 293 000 tonnes. Gold production was 44.6% higher at 1 540kgs compared with 1 065kgs for the previous quarter. Recovery grade increased to 5.26g/t from 4.98g/t; a 5.6% increase for the June 2008 quarter.

Cash operating costs were down by 14.8% to R134 961/kg from R158 494/kg for the quarter under review.

A stringent cost control effort helped to reduce costs: plant costs decreased and labour costs were lower due to the discontinuation of the Conops allowances. Increases were, however, seen in stores, electricity and contractor wages.

Project overview

The switchgear and cables for the 22 kV system to and from surface and 100 level was commissioned. We are currently waiting for Eskom to liven the transformer at the Elandsrand Main sub-station. The installation of the 600mm chilled water feed and return columns, connecting No. 2 and No. 3 Service Shafts on 105 level, is progressing slowly. Additional sliping in the haulage had to be completed to accommodate the columns where the haulage is too narrow. The 115 L dam wall for No. 1 Settler was cast during the quarter and the suction pipeline was installed between the dam and the pump station. The infrastructure development of the 100 level cooling dam chamber is still being rehabilitated with additional support following the major fall of ground of December 2007. The Refrigeration Plant sub-station was blasted to size and supported. The blasting of the 98 level's condenser dam chamber was completed during the quarter and the raise boring sites prepared to drill between 98 and 100 levels. The raise boring of the No. 3 centre hole was completed and preparations done for the sinking of the sub-bank.

Development on 113 level progressed well during the quarter and the East RAW reached the "End of Capital" position and now forms part of the mine's "On Going" development.

Annual Capital expenditure profile

Table (Rm)	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Actual Sunk	107.0	106.2	105.5	96.1	119.6	113.7	127.9				776.0
Forecast								133.3	81.5	13.4	228.2
Total	107.0	106.2	105.5	96.1	119.6	113.7	127.9	133.3	81.5	13.4	1 004.2

Project Production

	Tonnes Milled	% Split	Kilograms	% Split
Old Mine	136 989	47	736	46
New Mine	155 722	53	853	54
Total Mine	292 711		1 589	

1st production

October 2003

Full production

June 2012

Future milestones

- 100 level, liven 22 kV sub-station complete — July 2008
- 115 level pump station commission — September 2008
- Access development on 113 level complete — January 2009

Target Mine

Target recorded an improved performance with a 2.6% increase in volumes from 154 000 tonnes to 158 000 tonnes. A 15.0% improvement in recovery grade from 3.67g/t to 4.22g/t lead to 101 more kilograms being produced from the 565kg previously.

Notwithstanding a better performance, Target experienced water handling and belt system delays at the beginning of the quarter. Fragmentation, crusher and belt, as well as insufficient drill reserves, were additional challenges.

Cash operating costs were 13.2% up to R174 910/kg from R154 552/kg mainly due to increases in fuel, trackless accessories and adjusted salaries mainly to retain trackless specialised people.

Masimong Mine

Volumes at Masimong improved by 26.7% from 161 000 tonnes to 204 000 tonnes. This is attributed to restructuring and people interventions leading to the improved production level and higher efficiencies. Kilograms produced were up by 15.1% at 886kg from 770kg.

Grade was 9.2% lower at 4.34g/t from 4.78g/t mainly due to lack of higher B Reef grade availability.

Cash operating costs increased by 3.2% to R173 244/kg from R167 839/kg previously. Increases were seen in electricity, stores and overtime to make up for lost public holidays.

Evander Operations

At Evander tonnages milled increased by 7.9% quarter on quarter to 300 000 tonnes from 278 000 tonnes. Gold produced was 3.1% higher at 1 546kg compared with 1 500kg for the previous quarter.

Grade was 4.6% lower at 5.15g/t compared with 5.40g/t in March mainly due to Stoping width increasing in the 3 Decline areas.

Cost control initiatives have been implemented and this has begun to produce results. Cash operating costs were 10.1% down to R128 616/kg versus R143 107/kg.

At Evander 8 shaft the fourth airway for additional ventilation was completed. The support of the bottom 105m of the raise bore hole between 17 and 24$^1/_2$ levels is complete and reaming is in progress. Seven cooling units in various development ends and stopes have been installed to assist with the environmental conditions.

Bambanani

A 15.3% reduction in volumes from 157 000 tonnes to 133 000 tonnes were produced at Bambanani for the June 2008 quarter. This was, however, offset by the 11.8% increase in recovery grade from 6.79g/t to 7.59g/t, leading to only a 5.3% decrease in gold production from 1 066kg to 1 009kg.

The reduction in tonnages was ascribed to waste that was stored in the old scaled ore pass for stability reasons.

The mine experienced a marked reduction in costs on the back of reduced volumes and labour. Cash operating costs were 9.9% down at R142 959/kg from R158 595/kg.

Joel

Joel had an excellent June 2008 quarter. Volumes milled were up by 49.5% from 91 000 tonnes to 136 000 tonnes. Higher volumes and a steady grade of 4.50g/t lead to a 46.4% increase in gold production of 612kg for the June quarter compared with 418kg for the March 2008 quarter.

The excellent gold production contributed to the 24.5% reduction in cash operating costs from R164 821/kg to R124 490/kg.

Virginia Operations

St Helena, Harmony, Merriespruit, Unisel, Brand

		June 2008	March 2008	Q-on-Q % Variance	June 2007
U/g tonnes milled	('000)	522	470	11.1	568
U/g recovery grade	(g/t)	3.40	3.60	(5.6)	3.82
U/g kilograms produced	(kg)	1 777	1 690	5.2	2 166
U/g working costs	(R/kg)	197 366	171 209	(15.3)	177 564
U/g working costs	(R/tonne)	672	616	(9.1)	678

Although the Virginia Operations recorded an 11.1% improvement in tonnages milled from 470 000 tonnes to 522 000 tonnes quarter-on-quarter was recorded, it experienced a difficult quarter having to contend with labour go-slows and several stoppages.

Grade was down by 5.6% mainly due to poorer grades at Unisel, Brand 3 and Harmony 2 shafts. Gold production increased by 5.2% due to higher tonnages milled from 1 690kg to 1 777kg.

Cash operating costs were 15.3% higher at R197 366/kg from R171 209/kg. This is ascribed to electricity increases and stores.

SOUTH AFRICAN SURFACE OPERATIONS

Kalgold, Phoenix, Free Gold surface and Target surface

		June 2008	March 2008	Q-on-Q % Variance	June 2007
Surface tonnes milled	('000)	2 251	2 191	2.7	1 202
Surface recovery grade	(g/t)	0.58	0.48	20.8	0.59
Kilograms produced	(kg)	1 298	1 045	24.2	706
Working costs	(R/kg)	83 935	98 504	14.8	100 313
Working costs	(R/tonne)	48	47	(2.1)	59

Kalgold

Tons milled were slightly down by 1.3% at 384 000 tonnes from 389 000 tonnes. This is mainly due to lost production from unforeseen breakdowns, lower milling rates and four days of delays caused by rain.

Grade decreased by 9.6% from 1.87g/t to 1.69g/t quarter-on-quarter mainly because of lower grade ore from other pits. However, grade from the D-zone – the main source of ore – was higher at 2.81g/t.

D-zone will continue to be the main source of ore until the first quarter of the 2009 calendar year when it is likely to be replaced by other pits.

Gold production was 10.9% lower due to lower volumes milled and lower recoveries from the plant. Kalgold produced 649kg for the June 2008 quarter versus 728kg for the March 2008 quarter.

Cash operating costs were slightly up from R97 636/kg to R98 076/kg. Increases were seen in steel, reagents, lime and machinery spares.

Project Phoenix

Phoenix produced another quarter of consistent results. Tonnage throughput through the plant was marginally down by 0.3% from 1 591 000 tonnes to 1 587 000 tonnes, but a 7.7% higher grade of 0.14g/t (0.13g/t) resulted in gold production being up by 5.2% at 224kg from 213kg previously.

Costs were up 12.5% from R94 197/kg to R106 000/kg as a result of increases in consumables such as reagents.

INTERNATIONAL OPERATIONS

Hidden Valley

Project overview

Highlights for the June quarter were the concrete pouring for the SAG mill-base and the two middle sections of the SAG mill which are completed and ready for shipping from Czech Republic. With regards to mining operations, total waste moved was 16% above budget whilst the total ore movement was below budget having been affected by road transport and accessibility challenges. Some 535m of grade control drilling was completed at Hamata and results indicate continuity of ore lodes identified in the resource model.

The execution of the design and fabrication of the overland conveyor remains a critical issue. The detailed design of the conveyor is progressing well but is dependent on the rapid ramp up of the fabrication activities. The shortage of civils and contract labour resources is proving to be a challenge.

Annual Capex Expenditure Profile (Construction Capital : Cash Flow)

Table (A$m)	2006	2007	2008	2009	2010	2011	2012	2013	Total
Actual Sunk	20	90	181						291
Forecast				314					314
Total	20	90	181	314					605

Following the announcement of Newcrest acquiring an interest in Harmony's PNG exploration and mining assets, the joint venture partners undertook a detailed review of the capital cost estimate and construction schedule for the Hidden Valley project. The review confirmed the expected commissioning of Hidden Valley in mid-2009.

The capital cost estimate has increased to around A$605 million. This is materially in line with the estimate used by Newcrest when it entered the joint venture.

Engineering design is 91% complete, procurement is 87% complete with the overall project 57% complete.

DISCONTINUED OPERATIONS

Cooke Plant Operations

Cooke plant experienced several challenges during the June quarter, mainly insufficient rail trucks and waste rock depletion.

Volumes decreased quarter-on-quarter from 645 000 tonnes to 525 000 tonnes. Recovery grade was down due to the depletion of waste rock and the use of low-grade waste as grinding media. Grade was lower at 0.40g/t from 0.43g/t previously, resulting in fewer kilograms produced from 275kg to 212kg. Cash operating costs were up by 11.2% due to the introduction of road transport and the increases in fuel prices.

The implementation of Dump 20 project, comprising a pipeline from Dump 20 to Cooke plant, required the stopping of mills 1 and 2 for conversion to ball mills.

Randfontein Operations

Randfontein's Cooke 3 shaft experienced two fatalities during the June 2008 quarter.

Volumes from Randfontein's three shafts increased by 5.8% from 277 000 tonnes to 293 000 tonnes.

Gold production was marginally lower at 1 349kg from 1 354kg previously, due to lower recovery grade which dropped by 5.9% from 4.89g/t to 4.60g/t.

Cash operating costs for the June 2008 quarter were well-contained at R120 173/kg from R136 157/kg; a decrease of 11.7%. The shafts, nevertheless, experienced cost increases in electricity and diesel.

EXPLORATION

Wafi-Golpu

Project Overview

Harmony's exploration activities carried out during the June 2008 quarter amounted to R62 million. Exploration activities occurred mostly in Papua New Guinea across a range of greenfield and brownfield targets.

The Wafi-Golpu exploration tenements have been a large focus area with exploration occurring on four potential copper gold porphyry deposits. These prospects include Nambonga North, Ghavembu, Kesiago and Biamena.

On the Morobe Consolidated Goldfields tenements work was mostly targeting high grade gold resources. These included prospect areas at Daulo, Kerimenge and Salemba, all located within a 6km radius of the Hidden Valley ML.

Exploration results and programme

Wafi-Golpu

Wafi "Near Mine" (Brownfields)

Nambonga North

Exploration continued at Nambonga North with four drill rigs. Drilling activities were focused on testing strike and depth extensions of the porphyry copper-gold system and the adjacent polymetallic sulphide lode. To date mineralisation remains open at depth and along strike. New results received during the quarter include:

Porphyry Cu-Au intercepts:

- WR275: 180m @ 1.0 g/t Au, 0.25% Cu from 383m

Au-Zn-Pb-Ag Massive Sulphide intercepts:

- WR273: 11m @ 5.0 g/t Au 3.8% Zn, 1.2% Pb and 14 g/t Agf rom 201m

Nambonga North has the potential to develop into a new multi-million ounce gold resource (with additional copper and other base metal credits) for the Wafi-Golpu Project. Drilling to scope-out the deposit will remain a priority.

Wafi Greenfields

Ghavembu prospect (previously Awembu)

Similar to Nambonga North, the target has excellent porphyry Au-Cu potential that could impact significantly on the value of the project. Drill pads for the two proposed holes were completed and await drill rigs. Initial drilling is scheduled as drill units become available from Nambonga North.

Biamena prospect

A ground-based electromagnetic survey was designed for the Biamena Prospect to outline drill targets for porphyries hidden at depth (similar to Golpu). About 37.5 line km (40%) has been completed to date.

A programme of grid based soils, mapping, and selective rock chip sampling commenced in conjunction with the EM survey. These datasets will be used to interpret IP and EM results and rank drill targets. Results have been highly encouraging with rock chip values received up to 64 g/t.

Kesiago prospect

A fly camp was established for a planned work programme of surface mapping and sampling and drilling. The programme is scheduled to commence Q1 FY09.

Morobe Consolidated Tenements

- *Daulo prospect.* 11 trenches were remapped and selectively re-sampled to validate historical results. Intercepts from this work included

DLO 1A	10.8m	@ 5.35 g/t Au
DLO3A	45m	@ 4.6 g/t Au
DLO4B	23m	@ 2.2 g/t Au

  Mineralisation appears fault bounded. Mapping shows the majority of minor structures exposed in the trenches are oriented similar to Edie Creek, dipping 60 to 70 degrees to the south-east.

  The work has highlighted good potential for shallow high-grade oxide within a 6km radius of the Hidden Valley Plant. A proposal for follow-up drilling to test the size potential of the prospect is underway.

- *Kerimenge prospect*

  Results received from trenching activities during the quarter include:

KTK03A	16m	@ 3.2 g/t Au 4m @ 22.5 g/t Au 4m @ 8.23 g/t Au
KTK03B	8m	@ 5.7 g/t Au 12m @ 3.88 g/t Au

  The trenching was completed east of the Kerimenge Deposit in an area where no previous work has been undertaken and form part of the same zone as KTK02 results reported last quarter. These results appear associated with Northwest trending shear zone which has been intruded by porphyry. To date trenching has outlined the structure over approximately 300m of strike and is open to the south.

- *Hidden Valley ML 151 Exploration*

  Work on the Hidden Valley ML included diamond drilling at the Salemba Prospect. The drilling was undertaken to test a magnetic target with anomalous coincident Au-Mo-Cu geochemistry. Core processing and sampling is in progress.



FINANCIAL REVIEW FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2008

OPERATING RESULTS – CONTINUING OPERATIONS (Rand/Metric)

| | | | Underground production – South Africa | | | | | | | | | | | Surface production – South Africa | | | | South Africa | International production | Harmony |
			Tshepong	Phakisa	Doorn-kop	Elands-rand	Target	Masimong	Evander Operations	Bambanani	Joel	Virginia Operations	St Helena	Total SA Under-ground	Kalgold Surface	Project Phoenix	Other Surface	Total SA Surface	Total	PNG	Total
Ore Milled	– t'000	Jun-08	395	16	126	293	158	204	300	133	136	522	–	2 283	384	1 587	280	2 251	4 534	–	4 534
		Mar-08	326	9	74	214	154	161	278	157	91	470	–	1 934	389	1 591	211	2 191	4 125	–	4 125
Gold Produced	– kg	Jun-08	1 957	60	343	1 540	666	886	1 546	1 009	612	1 777	–	10 396	649	224	425	1 298	11 694	–	11 694
		Mar-08	1 991	53	184	1 065	565	770	1 500	1 066	418	1 690	–	9 302	728	213	104	1 045	10 347	–	10 347
Yield	– g/tonne	Jun-08	4.95	3.75	2.72	5.26	4.22	4.34	5.15	7.59	4.50	3.40	–	4.55	1.69	0.14	1.52	0.58	2.58	–	2.58
		Mar-08	6.11	5.89	2.49	4.98	3.67	4.78	5.40	6.79	4.59	3.60	–	4.81	1.87	0.13	0.49	0.48	2.51	–	2.51
Cash Operating Costs	– R/kg	Jun-08	107 055	127 983	148 157	134 961	174 910	173 244	128 616	142 959	124 490	197 366	–	145 808	98 076	106 000	50 711	83 935	138 940	–	138 940
		Mar-08	107 943	108 811	297 293	158 494	154 552	167 839	143 107	158 595	164 821	171 209	–	152 026	97 636	94 197	113 404	98 504	146 620	–	146 620
Cash Operating Costs	– R/tonne	Jun-08	530	480	403	709	737	752	663	1 085	560	672	–	664	166	15	77	48	358	–	358
		Mar-08	659	641	739	789	567	803	772	1 077	757	616	–	731	183	13	56	47	368	–	368
Working Revenue	(R'000)	Jun-08	438 170	13 449	76 808	346 827	148 605	198 795	346 022	225 877	137 109	398 504	–	2 330 166	145 571	50 382	93 760	289 713	2 619 879	–	2 619 879
		Mar-08	444 818	11 835	42 519	245 789	125 572	173 674	341 845	234 233	95 065	383 269	26	2 098 645	162 831	48 593	23 631	235 055	2 333 700	–	2 333 700
Cash Operating Costs	(R'000)	Jun-08	209 506	7 679	50 818	207 840	116 490	153 494	198 840	144 246	76 188	350 719	–	1 515 820	63 651	23 744	21 552	108 947	1 624 767	–	1 624 767
		Mar-08	214 915	5 767	54 702	168 796	87 322	129 236	214 660	169 062	68 895	289 343	11 445	1 414 143	71 079	20 064	11 794	102 937	1 517 080	–	1 517 080
Cash Operating Profit	(R'000)	Jun-08	228 664	5 770	25 990	138 987	32 115	45 301	147 182	81 631	60 921	47 785	–	814 346	81 920	26 638	72 208	180 766	995 112	–	995 112
		Mar-08	229 903	6 068	(12 183)	76 993	38 250	44 438	127 185	65 171	26 170	93 926	(11 419)	684 502	91 752	28 529	11 837	132 118	816 620	–	816 620
Capital Expenditure	(R'000)	Jun-08	50 018	97 022	100 247	95 141	91 410	26 049	55 808	22 028	8 954	41 078	6	587 761	4 822	194	55 092	60 108	647 869	668 028	1 315 897
		Mar-08	43 137	73 207	83 518	83 221	81 434	25 272	53 291	21 502	8 392	28 594	167	501 735	903	354	18 185	19 442	521 177	324 228	845 405

Evander operations – Evander 5, Evander 7 and Evander 8

Virginia operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (Rand/Metric)

			Underground production – South Africa														Surface production – South Africa						International production			
			Tshepong	Phakisa	Doornkop	Elandsrand	Target	Masimong	Evander Operations	Randfontein Operations	Bambanani	Joel	Virginia Operations	St Helena	ARMgold	Total SA Underground	Kalgold Surface	Project Phoenix	Cooke plant Operations	Other Surface	Total SA Surface	South Africa Total	Australia	PNG	Total International	Harmony Total
Ore Milled	– t'000	Jun-08	395	16	126	293	158	204	300	293	133	136	522	–	–	2 576	384	1 587	525	280	2 776	5 352	–	–	–	5 352
		Mar-08	326	9	74	214	154	161	278	277	157	91	470	–	108	2 319	389	1 591	645	211	2 836	5 155	34	–	34	5 189
Gold Produced	– kg	Jun-08	1 957	60	343	1 540	666	886	1 546	1 349	1 009	612	1 777	–	–	11 745	649	224	212	425	1 510	13 255	–	–	–	13 255
		Mar-08	1 991	53	184	1 065	565	770	1 500	1 354	1 066	418	1 690	–	300	10 956	728	213	275	104	1 320	12 276	56	–	56	12 332
Yield	– g/tonne	Jun-08	4.95	3.75	2.72	5.26	4.22	4.34	5.15	4.60	7.59	4.50	3.40	–	–	4.56	1.69	0.14	0.40	1.52	0.54	2.48	–	–	–	2.48
		Mar-08	6.11	5.89	2.49	4.98	3.67	4.78	5.40	4.89	6.79	4.59	3.60	–	2.78	4.72	1.87	0.13	0.43	0.49	0.47	2.38	1.65	–	1.65	2.38
Cash Operating Costs	– R/kg	Jun-08	107 055	127 983	148 157	134 961	174 910	173 244	128 616	120 173	142 959	124 490	197 366	–	–	142 895	98 076	106 000	158 769	50 711	94 441	137 375	–	–	–	137 375
		Mar-08	107 943	108 811	297 293	158 494	154 552	167 839	143 107	136 157	158 595	164 821	171 209	–	321 143	154 695	97 636	94 197	142 822	113 404	107 737	149 646	510 875	–	510 875	151 286
Cash Operating Costs	– R/tonne	Jun-08	530	480	403	709	737	752	663	553	1 085	560	672	–	–	652	166	15	64	77	51	340	–	–	–	340
		Mar-08	659	641	739	789	567	803	772	666	1 077	757	616	–	892	731	183	13	61	56	50	356	841	–	841	360
Working Revenue	(R'000)	Jun-08	438 170	13 449	76 808	346 827	148 605	198 795	346 022	302 758	225 877	137 109	398 504	–	–	2 632 924	145 571	50 382	47 450	93 760	337 163	2 970 087	–	–	–	2 970 087
		Mar-08	444 818	11 835	42 519	245 789	125 572	173 674	341 845	312 068	234 233	95 065	383 269	26	68 682	2 479 395	162 831	48 593	62 497	23 631	297 552	2 776 947	29 815	–	29 815	2 806 762
Cash Operating Costs	(R'000)	Jun-08	209 506	7 679	50 818	207 840	116 490	153 494	198 840	162 114	144 246	76 188	350 719	–	367	1 678 301	63 651	23 744	33 659	21 552	142 606	1 820 907	–	–	–	1 820 907
		Mar-08	214 915	5 767	54 702	168 796	87 322	129 236	214 660	184 357	169 062	68 895	289 343	11 445	96 343	1 694 843	71 079	20 064	39 276	11 794	142 213	1 837 056	28 609	–	28 609	1 865 665
Cash Operating Profit	(R'000)	Jun-08	228 664	5 770	25 990	138 987	32 115	45 301	147 182	140 644	81 631	60 921	47 785	–	(367)	954 623	81 920	26 638	13 791	72 208	194 557	1 149 180	–	–	–	1 149 180
		Mar-08	229 903	6 068	(12 183)	76 993	38 250	44 438	127 185	127 711	65 171	26 170	93 926	(11 419)	(27 661)	784 552	91 752	28 529	23 221	11 837	155 339	939 891	1 206	–	1 206	941 097
Capital Expenditure	(R'000)	Jun-08	50 018	97 022	100 247	95 141	91 410	26 049	55 808	40 985	22 028	8 954	41 078	6	(72)	628 674	4 822	194	1 090	55 092	61 198	689 872	277	668 028	668 305	1 358 177
		Mar-08	43 137	73 207	83 518	83 221	81 434	25 272	53 291	40 119	21 502	8 392	28 594	167	(8)	541 846	903	354	1 886	18 185	21 328	563 174	61	324 228	324 289	887 463

Evander operations – Evander 5, Evander 7 and Evander 8

Randfontein operations – Cooke 1, Cooke 2 and Cooke 3

Virginia operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Notes	Quarter ended			Year ended	
		June 2008 (Unaudited) R million	March 2008 (Unaudited) R million	June[1] 2007 (Unaudited) R million	June 2008 R million	June[1] 2007 R million
Continuing operations						
Revenue		2 620	2 334	1 880	9 210	8 037
Cost of sales	2	(2 284)	(1 820)	(1 928)	(8 184)	(6 729)
Production cost		(1 625)	(1 517)	(1 855)	(6 673)	(6 021)
Amortisation and depreciation		(222)	(189)	(214)	(846)	(763)
Impairment of assets		(316)	–	123	(316)	123
Employment termination and restructuring costs		(50)	(86)	–	(212)	–
Other items		(71)	(28)	18	(137)	(68)
Gross profit/(loss)		336	514	(48)	1 026	1 308
Corporate, administration and other expenditure		(49)	(55)	(84)	(228)	(226)
Exploration expenditure		(62)	(55)	(83)	(205)	(194)
Other (expenses)/income – net		(9)	(16)	75	(90)	186
Operating profit/(loss)		216	388	(140)	503	1 074
Loss from associates		(68)	(10)	(1)	(78)	(19)
Profit on sale of investment in associate		–	–	–	–	236
Impairment of investment in associate		(95)	–	–	(95)	–
Loss on sale of investment in joint venture		(2)	–	–	(2)	–
Mark-to-market of listed investments		–	–	31	33	111
Loss on sale of listed investments		–	–	(37)	(459)	(35)
Impairment of investments		(1)	–	–	(1)	(10)
Investment income		86	54	85	282	188
Finance cost		(131)	(123)	(195)	(514)	(454)
Profit/(Loss) before taxation		5	309	(257)	(331)	1 091
Taxation		(246)	(156)	84	(465)	(271)
Net (loss)/profit from continuing operations		(241)	153	(173)	(796)	820
Discontinued operations	3					
Profit/(Loss) from discontinued operations		170	192	(463)	551	(438)
Net (loss)/profit		(71)	345	(636)	(245)	382
(Loss)/Earnings per share from continuing operations attributable to the equity holders of the Company during the year (cents)	4					
– Basic (loss)/earnings		(60)	38	(43)	(199)	206
– Headline earnings/(loss)		38	39	(81)	19	96
– Fully diluted (loss)/earnings		(60)	38	(43)	(199)	204
Earnings/(Loss) per share from discontinuing operations attributable to the equity holders of the Company during the year (cents)	4					
– Basic earnings/(loss)		42	48	(116)	137	(110)
– Headline earnings/(loss)		27	24	(48)	108	(43)
– Fully diluted earnings/(loss)		42	48	(116)	137	(110)
Total (loss)/earnings per share from all operations attributable to the equity holders of the Company during the year (cents)	4					
– Basic (loss)/earnings		(18)	86	(159)	(62)	96
– Headline earnings/(loss)		65	63	(129)	127	53
– Fully diluted (loss)/earnings		(18)	86	(159)	(62)	94

[1] The comparative figures were adjusted to exclude further discontinued operations and interest capitalised.

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Notes	At June 2008 R million	At March 2008 (Unaudited) R million	At June 2007 R million
ASSETS				
Non-current assets				
Property, plant and equipment		27 556	26 575	24 538
Intangible assets		2 209	2 309	2 307
Restricted cash		78	80	5
Restricted investments	5	1 465	1 304	1 373
Investments in financial assets	6	67	109	14
Investments in associates	7	145	341	7
Trade and other receivables		137	7	95
		31 657	30 725	28 339
Current assets				
Inventories		693	654	742
Investments in financial assets	6	–	–	2 484
Trade and other receivables		873	993	918
Income and mining taxes		82	58	66
Restricted cash		–	–	274
Cash and cash equivalents	9	413	346	711
		2 061	2 051	5 195
Non-current assets classified as held for sale	3	1 539	1 716	1 284
		3 600	3 767	6 479
Total assets		**35 257**	**34 492**	**34 818**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		25 895	25 866	25 636
Other reserves		676	731	(349)
Accumulated loss		(1 832)	(1 779)	(1 581)
		24 739	24 818	23 706
Non-current liabilities				
Borrowings	8	264	1 918	1 743
Deferred income tax		2 990	2 599	2 719
Provisions for other liabilities and charges		1 273	1 078	1 216
		4 527	5 595	5 678
Current liabilities				
Trade and other payables		1 372	923	1 545
Provisions and accrued liabilities		287	261	267
Borrowings	8	3 835	2 009	2 855
Bank overdraft	9	–	–	220
		5 494	3 193	4 887
Liabilities directly associated with non-current assets classified as held for sale	3	497	886	547
		5 991	4 079	5 434
Total equity and liabilities		**35 257**	**34 492**	**34 818**
Number of ordinary shares in issue		403 253 756	402 818 020	399 608 384
Net asset value per share (cents)		6 135	6 161	5 932

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)

	Issued share capital R million	Other reserves R million	Accumulated loss R million	Total R million
Balance – 30 June 2007 (as previously reported)	25 636	(349)	(1 681)	23 606
Change in accounting policy for the capitalisation of interest on assets under construction	–	–	100	100
Balance – 30 June 2007 (restated)	25 636	(349)	(1 581)	23 706
Issue of share capital	259	–	–	259
Currency translation adjustment and other	–	1 025	–	1 025
Net loss	–	–	(245)	(245)
Dividends paid	–	–	(6)	(6)
Balance as at 30 June 2008	25 895	676	(1 832)	24 739
Balance – 30 June 2006 (as previously reported)	25 489	(271)	(2 015)	23 203
Change in accounting policy for the capitalisation of interest on assets under construction	–	–	59	59
Balance – 30 June 2006 (restated)	25 489	(271)	(1 956)	23 262
Issue of share capital	147	–	–	147
Currency translation adjustment and other	–	(78)	–	(78)
Net profit	–	–	382	382
Dividends paid	–	–	(7)	(7)
Balance as at 30 June 2007	25 636	(349)	(1 581)	23 706

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Notes	Quarter ended June 2008 (Unaudited) R million	Quarter ended March 2008 (Unaudited) R million	Year ended June 2008 R million	Year ended June 2007 R million
Cash flow from operating activities					
Cash generated by operations		1 506	794	1 978	1 221
Interest and dividends received		97	64	306	204
Interest paid		(117)	(123)	(417)	(226)
Income and mining taxes paid		(67)	(41)	(129)	(13)
Cash generated by operating activities		1 419	694	1 738	1 186
Cash flow from investing activities					
(Increase)/decrease in restricted cash		2	1	205	(29)
Net proceeds on disposal of listed investments		–	–	1 310	395
Net additions to property, plant and equipment		(1 267)	(884)	(3 718)	(2 549)
Other investing activities		(190)	6	(170)	(45)
Cash utilised by investing activities		(1 455)	(877)	(2 373)	(2 228)
Cash flow from financing activities					
Long-term loans raised	8	136	–	2 234	1 804
Long-term loans repaid	8	(12)	(6)	(1 820)	(1 002)
Ordinary shares issued – net of expenses		23	40	87	138
Dividends paid		(6)	–	(6)	(7)
Cash generated by financing activities		141	34	495	933
Foreign currency translation adjustments		(38)	62	61	(48)
Net increase/(decrease) in cash and equivalents		67	(87)	(79)	(157)
Cash and equivalents – beginning of period		348	435	494	651
Cash and equivalents – end of period	9	415	348	415	494

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER AND YEAR ENDED 30 JUNE 2008

1. Accounting policies

    (a) Basis of accounting

    The condensed consolidated interim financial statements for the period ended 30 June 2008 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007, except for accounting policy changes made after the date of the annual financial statements. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2007.

    (b) Implementation of accounting policy

    IAS 23 (Revised) – Borrowing Costs: The company early adopted IAS 23 (Revised) – Borrowing Costs, retrospectively as at 1 July 2000, which requires that management capitalise borrowing costs directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use.

    The impact of this adjustment was as follows:

	Quarter ended			Year ended	
	June 2008 (Unaudited) R million	March 2008 (Unaudited) R million	June 2007 (Unaudited) R million	June 2008 R million	June 2007 R million
Effect on net loss/profit:					
Decrease in interest expense	91	11	21	128	58
Income tax	(26)	(3)	(6)	(38)	(17)
Decrease in net loss	65	8	15	90	41
Effect on opening accumulated loss:					
Decrease in interest expense	177	166	119	140	82
Income tax	(52)	(49)	(34)	(40)	(23)
Decrease in accumulated loss	125	117	85	100	59

    The borrowing costs are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

    All other borrowing costs are dealt with in profit or loss in the period in which they are incurred.

2. Cost of sales

The income statement is now presented by function as per the requirements of IAS1 – Presentation of Financial Statements. The major difference is that cost of sales in disclosed on the face of the income statement, with the items disclosed by nature in the notes to the financial statements.

	Quarter ended			Year ended	
	June 2008 (Unaudited) R million	March 2008 (Unaudited) R million	June 2007 (Unaudited) R million	June 2008 R million	June 2007 R million
Cost of sales consists of:					
Production costs	1 625	1 517	1 855	6 673	6 021
Amortisation and depreciation	222	189	214	846	763
Impairment of assets	316	–	(123)	316	(123)
Provision for rehabilitation costs	12	–	(19)	12	(16)
Care and maintenance cost of restructured shafts	29	24	11	74	56
Employment termination and restructuring costs	50	86	–	212	–
Share-based compensation	19	4	3	42	41
Provision for post retirement benefits	11	–	(13)	9	(13)
	2 284	1 820	1 928	8 184	6 729

3. Non-current assets held for sale and discontinued operations

The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney (operations in the Free State and Northwest areas), and Kudu/Sable (operations in the Free State area), have been presented as held for sale on 30 June 2007.

On 6 December 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of R51 million and the assets were derecognised.

On 27 February 2008, the sale relating to the Orkney operations (operations in the Northwest area) was concluded at a profit, of R66 million and the assets were derecognised.

The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the Group's management on 16 October 2007. The comparative prior year quarter and year to date information has been restated for this reclassification.

During June 2008, management decided not to sell the ARMgold Welkom shafts and Kudu/Sable. Due to this, their results have been included in net profit/(loss) from continuing operations and the comparative periods restated.

At 30 June 2008, the sale of Mt Magnet was postponed. As management and the buyer were intent on the sale, even though the one-year period allowed by IFRS 5 has expired, these assets have still been classified as held for sale. See note 11 for further details.

4. Earnings/(Loss) per share

Earnings/(Loss) per share is calculated on the weighted average number of shares in issue for the quarter ended 30 June 2008: 402.8 million (31 March 2008: 400.7 million, 30 June 2007: 398.6 million) and the year ended 30 June 2008: 400.8 million (30 June 2007: 397.9 million).

The fully diluted earnings/(loss) per share is calculated on weighted average number of diluted shares in issue for the quarter ended 30 June 2008: 405.2 million (31 March 2008: 403.5 million, 30 June 2007: 403.1 million) and the year ended 30 June 2008: 402.9 million (30 June 2007: 402.4 million).

	Quarter ended			Year ended	
	June 2008 (Unaudited) R million	March 2008 (Unaudited) R million	June 2007 (Unaudited) R million	June 2008 R million	June 2007 R million
Total (loss)/earnings per share (cents):					
Basic (loss)/earnings	(18)	86	(159)	(62)	96
Headline earnings/(loss)	65	63	(129)	127	53
Fully diluted (loss)/earnings	(18)	86	(159)	(62)	94
	R million	R million	R million	R million	R million
Reconciliation of headline earnings/(loss):					
Continuing operations					
Net (loss)/profit	(241)	153	(173)	(796)	820
Adjusted for:					
Loss/(Profit) on sale of property, plant and equipment	32	(1)	(66)	(2)	(129)
Loss on sale of listed investment	–	–	31	459	30
Impairment of investments	1	–	–	1	–
Loss on sale of joint venture	2	–	–	2	–
Profit on sale of associate	–	–	–	–	(220)
Impairment of investment in associates	95	–	–	95	–
Impairment/(Reversal of impairment) of property, plant and equipment	159	–	(117)	159	(117)
Impairment of intangible assets	105	–	–	105	–
Provision for doubtful debt	–	4	–	52	–
Headline profit/(loss)	153	156	(325)	75	384
Discontinued operations					
Net profit/(loss)	170	192	(463)	551	(438)
Adjusted for:					
(Profit)/Loss on sale of property, plant and equipment	(90)	(100)	–	(95)	–
Profit on sale of investments	–	–	–	–	(6)
Impairment/(Reversal of impairment) of property, plant and equipment	30	4	274	(25)	274
Headline profit/(loss)	110	96	(189)	431	(170)
Total headline profit/(loss)	263	252	(514)	506	214

5. Restricted investments

	June 2008 R million	March 2008 (Unaudited) R million	June 2007 R million
Environmental Trust Funds	1 428	1 271	1 336
Other	37	33	37
	1 465	1 304	1 373

6. Investment in financial assets

	June 2008	March 2008 (Unaudited)	June 2007
	R million	R million	R million
Current			
Investment in African Rainbow Minerals Limited (see note 8)	–	–	1 051
Investment in Gold Fields Limited *	–	–	1 433
	–	–	2 484
Non-current			
Other	67	109	14
	67	109	2 498

* During the September 2007 quarter Harmony sold all of its remaining Gold Fields Limited (GFI) shares for a loss of R459 million.

7. Investment in associate

On 27 February 2008, Pamodzi Gold Limited bought the Orkney operations from the Harmony Group for a consideration of 30 million Pamodzi Gold Limited shares. This resulted in Harmony Gold Mining Company owning 32.4% of Pamodzi Gold Limited. At 30 June 2008, management tested for impairment of the investment in associate. An amount of R91 million was impaired and accounted for in the income statement. The book value at 30 June 2008, after taking impairment and loss from associate into account, was R145 million.

8. Borrowings

	June 2008	March 2008 (Unaudited)	June 2007
	R million	R million	R million
Unsecured borrowings			
Convertible unsecured fixed rate bonds	1 626	1 605	1 541
Africa Vanguard Resources (Proprietary) Limited	32	32	32
	1 658	1 637	1 573
Less: Short-term portion	(1 626)	–	–
Total unsecured long-term borrowings	32	1 637	1 573
Secured borrowings			
Westpac Bank Limited*	258	119	2
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited)	194	188	170
ARM Empowerment Trust 1 (Nedbank Limited)**	–	–	450
ARM Empowerment Trust 2 (Nedbank Limited)**	–	–	601
Rand Merchant Bank	–	–	1 802
Nedbank Limited	2 000	2 000	–
Less: Unamortised transaction costs	(11)	(17)	–
	2 441	2 290	3 025
Less: Short-term portion	(2 209)	(2 009)	(2 855)
Total secured long-term borrowings	232	281	170
Total long-term borrowings	264	1 918	1 743

* The lease was entered into for the purchase of mining fleet to be used on the Hidden Valley project.

** The guarantees relating to the Nedbank loans were cancelled on 28 September 2007 and consequently Harmony has no further obligations to Nedbank in this regard. The ARM investment and associated Nedbank loans were derecognised from this date.

The future minimum lease payments to Westpac Bank Limited are as follows:

	June 2008 R million	March 2008 (Unaudited) R million	June 2007 R million
Due within one year	57	26	–
Due between one and five years	228	97	–
	285	123	–

9. Cash and cash equivalents

	June 2008 R million	March 2008 (Unaudited) R million	June 2007 R million
Comprises:			
Continuing operations	413	346	491
Discontinued operations	2	2	3
Total cash and cash equivalents	415	348	494

10. Commitments and contingencies

	June 2008 R million	March 2008 (Unaudited) R million	June 2007 R million
Capital expenditure commitments			
Contracts for capital expenditure	1 164	1 191	352
Authorised by the directors but not contracted for	1 720	1 422	1 881
	2 884	2 613	2 233
This expenditure will be financed from existing resources and where appropriate, borrowings.			
Contingent liabilities			
Guarantees and suretyships	18	18	18
Environmental guarantees	152	173	129
	170	191	147

Contingent liability

On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony's American Depositary Receipts ("ADRs"). Harmony has retained legal counsel, who will advise Harmony on further developments in the U.S.

11. Subsequent events

Village Main Reef

On 11 July 2008, Harmony sold its 37.8% share in Village Main Reef Gold Mining Company (1934) Limited for R1.1 million to To The Point Investments. Z B Swanepoel, Harmony's previous Chief Executive Officer, is a director and founder of To The Point Investments.

PNG Partnership agreement

On 22 April 2008 Morobe Consolidated Goldfields Limited and Wafi Mining Limited, subsidiaries of Harmony Gold (Australia) Pty Ltd entered into a Master Purchase and Farm-in Agreement with Newcrest Mining Limited (Newcrest). This agreement provides for Newcrest to purchase a 30.01% Participating Interest (Stage 1) and a further buy-out of an additional 19.99% Participating Interest in Harmony's Papua New Guinea (PNG) gold and copper assets. Due to the fact that there were a number of conditions precedents to be met, the expected profit on the transaction was not recognised in the 2007/2008 financial year.

On 16 July 2008 the conditions precedent were finalised, which included regulatory and statutory approvals by the PNG Government. Stage 1 Completion has now taken place with an effective date of 31 July 2008.

Total consideration for Stage 1 completion of US$229 million was received, of which US$50 million has been placed in a jointly controlled Escrow account which will revert to Harmony upon the confirmation of an exploration licence ("EL") approval by the PNG Mining Authorities. Re-registration of the EL is expected by the end of August 2008.

The expected profit on Stage 1 Completion is estimated to be AUD$84.3 million (post-tax) and will be accounted for in the September 2008 quarter.

Sale of MMG and BBO entities

Harmony announced on the 8 November 2007 that it signed a letter of intent with Monarch Gold Mining Company for the sale of its Mount Magnet operations for AUD$65 million. On 8 July 2008 Harmony further announced a revision to the deal and an extension of the period in which the conditions precedent is to be met. Subsequent to this announcement Harmony was advised that the terms of the sale contract with Monarch Gold had been reconstituted, Monarch placed itself in voluntary administration.

On 1 August 2008 the Administrator indicated that Monarch will not proceed with the proposed purchase and consequently the purchase agreement has been terminated. Harmony received from Monarch a deposit of AUD$5 million of which AUD$2.5 million has been refunded and AUD$2.5 million has been recorded as revenue. Harmony has resumed management of the operation and has re-commenced the sale process.

12. Segment report

The primary reporting format of the Company is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the condensed consolidated financial statements.

13. Audit review

The condensed consolidated financial statements for the year ended 30 June 2008 on pages 28 to 37 have been reviewed in accordance with International Standards on Review Engagements 2410 – "Review of interim financial information performed by the Independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the Company's registered office.

DETAILED OPERATING INFORMATION YEAR ENDED 30 JUNE 2008 (Rand/Metric)

Continuing Operations South Africa	Revenue R million	Cash operating cost R million	Cash operating profit/(loss) R million	Capital expenditure R million	Kilograms gold	Tonnes milled t'000	Grade	Operating Cost R/kg
Tshepong	1 621	906	715	195	8 495	1 495	5.68	106 658
Phakisa	28	17	11	293	131	31	4.23	130 221
Doornkop	258	225	33	349	1 373	448	3.06	164 099
Elandsrand	964	751	213	318	4 934	890	5.54	152 171
Target	503	374	129	256	2 644	622	4.25	141 027
Masimong	698	637	61	114	3 657	809	4.52	174 080
Evander Operations								
Evander 5	360	259	101	43	1 884	346	5.45	137 386
Evander 7	316	231	85	83	1 772	280	6.33	130 210
Evander 8	726	426	300	116	3 810	686	5.56	111 715
Total Evander Operations	1 402	916	486	242	7 466	1 312	5.69	122 598
Bambanani	932	741	191	107	4 945	827	5.98	149 792
Joel	375	284	91	39	1 904	407	4.68	149 305
Virginia Operations								
Harmony 2	283	262	21	39	1 497	442	3.38	174 852
Merriespruit 1	287	239	48	31	1 463	387	3.78	163 585
Merriespruit 3	240	229	11	22	1 258	389	3.23	181 769
Unisel	399	318	81	38	2 103	496	4.24	151 376
Brand 3	279	251	28	22	1 465	416	3.52	171 437
Brand 5	–	9	(9)	–	–	–	–	–
Total Virginia Operations	1 488	1 308	180	152	7 786	2 130	4.00	174 091
St Helena	41	92	(51)	4	260	78	3.33	355 654
Kalgold	557	278	279	10	2 898	1 530	1.89	95 939
Project Phoenix	191	89	102	4	1 002	6 378	0.19	75 184
Other entities	152	55	97	136	732	729	0.73	98 100
Total South Africa	9 210	6 673	2 537	2 219	48 227	17 686	2.73	138 319
International								
PNG	–	–	–	1 428	–	–	–	–
Total International	–	–	–	1 428	–	–	–	–
Total Harmony – Continuing Operations	9 210	6 673	2 537	3 647	48 227	17 686	2.73	138 319

Discontinued Operations South Africa	Revenue R million	Cash operating cost R million	Cash operating profit/(loss) R million	Capital expenditure R million	Kilograms gold	Tonnes milled t'000	Grade	Operating Cost R/kg
Orkney 2	148	148	–	6	831	160	5.23	179 596
Orkney 4	110	145	(35)	9	637	195	3.27	228 190
Orkney 7	54	82	(28)	11	309	163	1.89	266 312
Cooke 1	357	231	126	16	1 842	297	6.20	125 587
Cooke 2	353	201	152	35	1 861	341	5.46	107 739
Cooke 3	491	325	166	107	2 578	561	4.60	126 010
Cooke Plant Operations	205	130	75	4	1 067	2 342	0.46	121 549
Total South Africa	1 718	1 262	456	188	9 125	4 059	2.55	138 464
Australia								
Mt Magent	408	301	107	29	2 398	876	2.73	125 488
South Kal	137	105	32	91	864	433	2.00	120 812
Total Australia	545	406	139	120	3 262	1 309	2.49	124 285
Total Harmony – Discontinued Operations	2 263	1 668	595	308	12 387	5 368	2.31	134 718
Total Harmony	11 473	8 341	3 132	3 955	60 614	23 054	2.63	137 584

DETAILED OPERATING INFORMATION YEAR ENDED 30 JUNE 2007 (Rand/Metric)

Continuing Operations South Africa	Revenue R million	Cash operating cost R million	Cash operating profit/(loss) R million	Capital expenditure R million	Kilograms gold	Tonnes milled T'000	Grade	Operating Cost R/kg
Tshepong	1 460	807	653	188	9 919	1 654	5.99	81 324
Phakisa	–	–	–	227	–	–	–	–
Doornkop	263	181	82	270	1 784	541	3.30	101 708
Elandsrand	895	738	157	238	6 056	1 013	5.98	121 884
Target	657	380	277	121	4 430	820	5.41	85 678
Masimong	681	596	85	109	4 602	974	4.73	129 376
Evander Operations								
Evander 5	257	208	49	39	1 731	342	5.07	120 229
Evander 7	283	278	5	86	1 899	405	4.69	146 469
Evander 8	548	330	218	79	3 692	764	4.83	89 287
Total Evander Operations	1 088	816	272	204	7 322	1 511	4.85	111 433
Bambanani	902	831	71	125	6 129	1 164	5.27	135 609
Joel	366	241	125	28	2 486	457	5.44	96 750
Virginia Operations								
Harmony 2	215	215	–	35	1 439	468	3.07	149 527
Merriespruit 1	234	191	43	25	1 574	432	3.64	121 206
Merriespruit 3	201	180	21	25	1 354	402	3.36	133 115
Unisel	368	252	116	39	2 488	557	4.47	101 299
Brand 3	210	200	10	11	1 419	403	3.52	140 913
Brand 5	4	11	(7)	–	29	11	2.64	384 477
Total Virginia Operations	1 232	1 049	183	135	8 303	2 273	3.65	126 364
St Helena	98	129	(31)	10	663	218	3.04	194 413
Kudu/Sable	4	–	4	–	26	14	–	–
Kalgold	257	196	61	3	1 746	1 578	1.11	112 227
Project Phoenix	94	45	49	–	664	2 148	0.31	67 854
Other entities	40	12	28	117	210	416	0.51	58 323
Total South Africa	8 037	6 021	2 016	1 775	54 340	14 781	3.68	110 785
International PNG	–	–	–	526	–	–	–	–
Total International	–	–	–	526	–	–	–	–
Total Harmony – Continuing Operations	8 037	6 021	2 016	2 301	54 340	14 781	3.68	110 785

Discontinued Operations South Africa	Revenue R million	Cash operating cost R million	Cash operating profit/(loss) R million	Capital expenditure R million	Kilograms gold	Tonnes milled T'000	Grade	Operating Cost R/kg
Orkney 2	240	190	50	31	1 626	282	5.77	116 621
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	209	189	20	37	1 432	360	3.98	132 286
Orkney 7	95	86	9	42	643	217	2.96	133 723
ARM surface	1	–	1	–	4	1	–	–
Cooke 1	348	236	112	14	2 354	386	6.10	100 439
Cooke 2	261	251	10	27	1 780	349	5.10	141 089
Cooke 3	417	317	100	98	2 841	564	5.04	111 681
Cooke Plant Operations	88	42	46	–	590	811	0.73	70 631
Total South Africa	1 659	1 311	348	249	11 270	2 970	3.80	116 377
Australia								
Mt Magent	617	508	109	145	4 243	1 700	2.50	119 877
South Kal	404	321	83	48	2 749	1 261	2.18	116 715
Total Australia	1 021	829	192	193	6 992	2 961	2.36	118 634
Total Harmony – Discontinued Operations	2 680	2 140	540	442	18 262	5 931	3.08	117 241
Total Harmony	10 717	8 161	2 556	2 743	72 602	20 712	3.51	112 409

OPERATING RESULTS – CONTINUING OPERATIONS (US$/Imperial)

			Underground production – South Africa												Surface production – South Africa						
			Tshepong	Phakisa	Doornkop	Elandsrand	Target	Masimong	Evander Operations	Bambanani	Joel	Virginia Operations	St Helena	Total SA Underground	Kalgold Surface	Project Phoenix	Other Surface	Total SA Surface	South Africa Total	International production PNG	Harmony Total
Ore Milled	– t'000	Jun-08	436	18	139	323	174	225	331	147	150	576	–	2 519	423	1 750	309	2 482	5 001	–	5 001
		Mar-08	359	10	82	236	170	178	307	173	100	518	–	2 133	429	1 754	233	2 416	4 549	–	4 549
Gold Produced	– oz	Jun-08	62 919	1 929	11 028	49 512	21 412	28 485	49 705	32 440	19 676	57 132	–	334 238	20 866	7 202	13 664	41 732	375 970	–	375 970
		Mar-08	64 012	1 704	5 916	34 240	18 165	24 756	48 226	34 273	13 439	54 334	–	299 065	23 406	6 848	3 343	33 597	332 662	–	332 662
Yield	– oz/t	Jun-08	0.14	0.11	0.08	0.15	0.12	0.13	0.15	0.22	0.13	0.10	–	0.13	0.05	–	0.04	0.02	0.08	–	0.08
		Mar-08	0.18	0.17	0.07	0.15	0.11	0.14	0.16	0.20	0.13	0.10	–	0.14	0.05	–	0.01	0.01	0.07	–	0.07
Cash Operating Costs	– $/oz	Jun-08	429	513	593	540	700	694	515	572	499	790	–	584	393	424	203	336	556	–	556
		Mar-08	452	455	1 245	664	647	703	599	664	690	717	–	631	409	394	475	412	609	–	609
Cash Operating Costs	– $/t	Jun-08	62	55	47	83	86	88	77	126	65	78	–	77	19	2	9	6	42	–	42
		Mar-08	81	78	90	96	69	98	94	132	93	75	–	89	22	2	7	6	45	–	45
Working Revenue	($'000)	Jun-08	56 411	1 731	9 888	44 651	19 132	25 593	44 548	29 080	17 652	51 304	–	299 990	18 741	6 486	12 071	37 298	337 288	–	337 288
		Mar-08	59 880	1 593	5 724	33 087	16 904	23 379	46 018	31 532	12 797	51 595	4	282 509	21 920	6 541	3 181	31 642	314 151	–	314 151
Cash Operating Costs	($'000)	Jun-08	26 972	989	6 542	26 758	14 997	19 761	25 599	18 571	9 809	45 152	–	195 150	8 195	3 057	2 775	14 027	209 177	–	209 177
		Mar-08	28 931	776	7 364	22 723	11 755	17 397	28 897	22 759	9 274	38 951	1 541	188 827	9 568	2 701	1 588	13 857	202 684	–	202 684
Cash Operating Profit	($'000)	Jun-08	29 439	742	3 346	17 893	4 135	5 832	18 949	10 509	7 843	6 152	–	104 840	10 546	3 429	9 296	23 271	128 111	–	128 111
		Mar-08	30 949	817	(1 640)	10 364	5 149	5 982	17 121	8 773	3 523	12 644	(1 537)	93 682	12 352	3 840	1 593	17 785	111 467	–	111 467
Capital Expenditure	($'000)	Jun-08	6 439	12 491	12 906	12 249	11 768	3 354	7 185	2 836	1 153	5 288	1	75 669	621	25	7 093	7 739	83 408	86 004	169 412
		Mar-08	5 807	9 855	11 243	11 203	10 962	3 402	7 174	2 895	1 130	3 849	22	67 520	121	48	2 448	2 617	70 137	43 646	113 783

Evander operations – Evander 5, Evander 7 and Evander 8

Virginia operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (US$/Imperial)

			Underground production – South Africa															Surface production – South Africa					South Africa	International production			Harmony
			Tshepong	Phakisa	Doorn-kop	Elands-rand	Target	Masimong	Evander Operations	Rand-fontein Operations	Bamba-nani	Joel	Virginia Opera-tions	St Helena	ARMgold	Total SA Under-ground	Kalgold Surface	Project Phoenix	Cooke plant Operations	Other Surface	Total SA Surface	Total	Australia	PNG	Total Inter-national	Total
Ore milled	– t'000	Jun-08	436	18	139	323	174	225	331	323	147	150	576	–	–	2 842	423	1 750	579	309	3 061	5 903	–	–	–	5 903
		Mar-08	359	10	82	236	170	178	307	305	173	100	518	–	119	2 557	429	1 754	711	233	3 127	5 684	38	–	38	5 722
Gold Produced	– oz	Jun-08	62 919	1 929	11 028	49 512	21 412	28 485	49 705	43 371	32 440	19 676	57 132	–	–	377 609	20 866	7 202	6 816	13 664	48 548	426 157	–	–	–	426 157
		Mar-08	64 012	1 704	5 916	34 240	18 165	24 756	48 226	43 532	34 273	13 439	54 334	–	9 645	352 242	23 406	6 848	8 841	3 343	42 438	394 680	1 800	–	1 800	396 480
Yield	– oz/t	Jun-08	0.14	0.11	0.08	0.15	0.12	0.13	0.15	0.13	0.22	0.13	0.10	–	–	0.13	0.05	–	0.01	0.04	0.02	0.07	–	–	–	0.07
		Mar-08	0.18	0.17	0.07	0.15	0.11	0.14	0.16	0.14	0.20	0.13	0.10	–	0.08	0.14	0.05	–	0.01	0.01	0.01	0.07	0.05	–	0.05	0.07
Cash Operating Costs	– $/oz	Jun-08	429	513	593	540	700	694	515	481	572	499	790	–	–	572	393	424	636	203	378	550	–	–	–	550
		Mar-08	452	455	1 245	664	647	703	599	570	664	690	717	–	1 345	648	409	394	598	475	451	627	2 139	–	2 139	633
Cash Operating Costs	– $/t	Jun-08	62	55	47	83	86	88	77	65	126	65	78	–	–	76	19	2	7	9	6	40	–	–	–	40
		Mar-08	81	78	90	96	69	98	94	81	132	93	75	–	109	89	22	2	7	7	6	44	101	–	101	44
Working Revenue	($'000)	Jun-08	56 411	1 731	9 888	44 651	19 132	25 593	44 548	38 978	29 080	17 652	51 304	–	–	338 968	18 741	6 486	6 109	12 071	43 407	382 375	–	–	–	382 375
		Mar-08	59 880	1 593	5 724	33 087	16 904	23 379	46 018	42 010	31 532	12 797	51 595	4	9 246	333 769	21 920	6 541	8 413	3 181	40 055	373 824	4 014	–	4 014	377 838
Cash Operating Costs	($'000)	Jun-08	26 973	989	6 542	26 758	14 997	19 761	25 599	20 871	18 571	9 809	45 152	–	47	216 069	8 195	3 057	4 333	2 775	18 360	234 429	–	–	–	234 429
		Mar-08	28 931	776	7 364	22 723	11 755	17 397	28 897	24 818	22 759	9 274	38 951	1 541	12 969	228 155	9 568	2 701	5 287	1 588	19 144	247 299	3 851	–	3 851	251 150
Cash Operating Profit	($'000)	Jun-08	29 438	742	3 346	17 893	4 135	5 832	18 949	18 107	10 509	7 843	6 152	–	(47)	122 899	10 546	3 429	1 776	9 296	25 047	147 946	–	–	–	147 946
		Mar-08	30 949	817	(1 640)	10 364	5 149	5 982	17 121	17 192	8 773	3 523	12 644	(1 537)	(3 723)	105 614	12 352	3 840	3 126	1 593	20 911	126 525	163	–	163	126 688
Capital Expenditure	($'000)	Jun-08	6 439	12 491	12 906	12 249	11 768	3 354	7 185	5 277	2 836	1 153	5 288	1	(9)	80 938	621	25	140	7 093	7 879	88 817	36	86 004	86 040	174 857
		Mar-08	5 807	9 855	11 243	11 203	10 962	3 402	7 174	5 401	2 895	1 130	3 849	22	(1)	72 942	121	48	254	2 448	2 871	75 813	8	43 646	43 654	119 467

Evander operations – Evander 5, Evander 7 and Evander 8

Randfontein operations – Cooke 1, Cooke 2 and Cooke 3

Virginia operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

CONDENSED CONSOLIDATED INCOME STATEMENT (Unaudited) (US$)

	Quarter ended			Year ended	
	June 2008 US$ million	March 2008 US$ million	June[1] 2007 US$ million	June 2008 US$ million	June[1] 2007 US$ million
Continuing operations					
Revenue	337	329	265	1 269	1 116
Cost of sales	(294)	(256)	(272)	(1 127)	(935)
Production cost	(209)	(214)	(262)	(919)	(836)
Amortisation and depreciation	(29)	(27)	(30)	(117)	(106)
Impairment of assets	(41)	–	17	(44)	17
Employment termination and restructuring costs	(6)	(12)	–	(29)	–
Other items	(9)	(3)	3	(18)	(10)
Gross profit/(loss)	43	73	(7)	142	181
Corporate, administration and other expenditure	(6)	(8)	(12)	(31)	(31)
Exploration expenditure	(8)	(8)	(12)	(28)	(27)
Other (expenses)/income – net	(1)	(2)	11	(12)	26
Operating profit/(loss)	28	55	(20)	71	149
Loss from associates	(9)	(1)	–	(11)	(3)
Profit on sale of investment in associate	–	–	–	–	33
Impairment of investment in associate	(12)	–	–	(13)	–
Mark-to-market of listed investments	–	–	4	5	15
Loss on sale of listed investments	–	–	(5)	(63)	(5)
Impairment of investments	–	–	–	–	(1)
Investment income	11	8	12	39	26
Finance cost	(17)	(17)	(28)	(71)	(63)
Profit/(Loss) before taxation	1	45	(37)	(43)	151
Taxation	(32)	(22)	12	(64)	(38)
Net (loss)/profit from continuing operations	(31)	23	(25)	(107)	113
Discontinued operations					
Profit/(Loss) from discontinued operations	22	27	(65)	76	(61)
Net (loss)/profit	(9)	50	(90)	(31)	52
(Loss)/Earnings per share from continuing operations attributable to the equity holders of the Company during the year (cents)					
– Basic (loss)/earnings	(8)	5	(6)	(27)	29
– Headline earnings/(loss)	5	5	(11)	3	13
– Fully diluted (loss)/earnings	(8)	5	(6)	(27)	28
Earnings/(Loss) per share from discontinuing operations attributable to the equity holders of the Company during the year (cents)					
– Basic earnings/(loss)	5	7	(16)	19	(15)
– Headline earnings/(loss)	3	3	(7)	15	(6)
– Fully diluted earnings/(loss)	5	7	(16)	19	(15)
Total (loss)/earnings per share from all operations attributable to the equity holders of the Company during the year (cents)					
– Basic (loss)/earnings	(3)	12	(22)	(8)	14
– Headline earnings/(loss)	8	8	(18)	18	7
– Fully diluted (loss)/earnings	(3)	12	(22)	(8)	13

The currency conversion rates average for the quarters ended: June 2008: US$1 = R7.77 (March 2008: US$1 = R7.43, June 2007: US$1=R7.09)

The currency conversion rates average for the year ended: June 2008: US$1 = R7.26 (June 2007: US$1=R7.20)

[1] The comparative figures were adjusted to exclude further discontinued operations and interest capitalised.

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) (US$)

	At June 2008 US$ million	At March 2008 US$ million	At June 2007 US$ million
ASSETS			
Non-current assets			
Property, plant and equipment	3 533	3 265	3 486
Intangible assets	283	284	328
Restricted cash	10	10	1
Restricted investments	188	160	195
Investments in financial assets	9	13	2
Investments in associates	19	42	1
Trade and other receivables	18	1	13
	4 060	3 775	4 026
Current assets			
Inventories	89	80	105
Investments in financial assets	–	–	353
Trade and other receivables	111	122	130
Income and mining taxes	11	7	9
Restricted cash	–	–	39
Cash and cash equivalents	53	43	101
	264	252	737
Non-current assets classified as held for sale	197	211	182
	461	463	919
Total assets	**4 521**	**4 238**	**4 945**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 320	3 178	3 641
Other reserves	87	90	(50)
Accumulated loss	(235)	(219)	(225)
	3 172	3 049	3 366
Non-current liabilities			
Borrowings	34	236	248
Deferred income tax	383	319	386
Provisions for other liabilities and charges	163	132	173
	580	687	807
Current liabilities			
Trade and other payables	176	114	219
Provisions and accrued liabilities	37	32	38
Borrowings	492	247	406
Bank overdraft	–	–	31
	705	393	694
Liabilities directly associated with non-current assets classified as held for sale	64	109	78
	769	502	772
Total equity and liabilities	**4 521**	**4 238**	**4 945**
Number of ordinary shares in issue	403 253 756	402 818 020	399 608 384
Net asset value per share (cents)	787	757	842

Balance sheet converted at conversion rate of US$1 = R7.80 (March 2008: R8.14) (June 2007: R7.04)

CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY (Unaudited) (US$)

	Issued share capital US$ million	Other reserves US$ million	Accumulated loss US$ million	Total US$ million
Balance – 30 June 2007 (as previously reported)	3 287	(45)	(216)	3 026
Change in accounting policy for the capitalisation of interest on assets under construction	–	–	13	13
Balance – 30 June 2007 (restated)	3 287	(45)	(203)	3 039
Issue of share capital	33	–	–	33
Currency translation adjustment and other	–	131	–	131
Net loss	–	–	(31)	(31)
Dividends paid	–	–	(1)	(1)
Balance as at 30 June 2008	3 320	86	(235)	3 171
Balance – 30 June 2006 (as previously reported)	3 621	(38)	(286)	3 297
Change in accounting policy for the capitalisation of interest on assets under construction	–	–	8	8
Balance – 30 June 2006 (restated)	3 621	(38)	(278)	3 305
Issue of share capital	21	–	–	21
Currency translation adjustment and other	–	(11)	–	(11)
Net profit	–	–	54	54
Dividends paid	–	–	(1)	(1)
Balance as at 30 June 2007	3 642	(49)	(225)	3 368

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (US$)

	Quarter ended		Year ended	
	June 2008 US$ million	March 2008 US$ million	June 2008 US$ million	June 2007 US$ million
Cash flow from operating activities				
Cash generated by operations	194	107	272	177
Interest and dividends received	12	9	42	28
Interest paid	(15)	(17)	(57)	(31)
Income and mining taxes paid	(9)	(6)	(18)	(2)
Cash generated by operating activities	182	93	239	172
Cash flow from investing activities				
(Increase)/decrease in restricted cash	–	–	28	(4)
Net proceeds on disposal of listed investments	–	–	184	55
Net additions to property, plant and equipment	(163)	(119)	(516)	(362)
Other investing activities	(24)	1	(23)	(7)
Cash utilised by investing activities	(187)	(118)	(327)	(318)
Cash flow from financing activities				
Long-term loans raised	20	–	323	253
Long-term loans repaid	(2)	–	(256)	(139)
Ordinary shares issued – net of expenses	3	5	12	19
Dividends paid	(1)	–	(1)	(1)
Cash generated by financing activities	20	5	78	132
Foreign currency translation adjustments	(5)	–	(7)	(7)
Net increase/(decrease) in cash and equivalents	10	(20)	(17)	(21)
Cash and equivalents – beginning of period	43	63	70	91
Cash and equivalents – end of period	53	43	53	70

Operating activities translated at average rates of: Three months ended June 2008: US$1 = R7.77 (March 2008: US$1 = R7.43) year ended June 2008: US$1 = R7.26 (June 2007: US$ = R7.20)

Closing balance translated at closing rates of: June 2008: US$1 = R7.80 (March 2008: US$1 = R8.14, June 2007: US$1 = R7.04)

DETAILED OPERATING INFORMATION YEAR ENDED 30 JUNE 2008 (US$/Imperial)

Continuing Operations South Africa	Revenue US$ million	Cash operating cost US$ million	Cash operating profit/(loss) US$ million	Capital expenditure US$ million	Gold Produced Ounces	Tonnes milled (Imperial)	Grade (Imperial)	Operating cost $/ounce
Tshepong	223	125	98	27	273 119	1 649	0.166	457
Phakisa	4	2	2	40	4 212	34	0.123	558
Doornkop	35	31	4	48	44 143	494	0.089	703
Elandsrand	133	103	30	44	158 631	981	0.162	652
Target	69	51	18	35	85 006	686	0.124	605
Masimong	96	88	8	16	117 575	892	0.132	745
Evander Operations								
Evander 5	50	36	14	6	60 572	382	0.159	588
Evander 7	43	32	11	11	56 971	309	0.185	557
Evander 8	100	59	41	16	122 494	756	0.162	478
Total Evander Operations	193	127	66	33	240 037	1 447	0.166	525
Bambanani	128	102	26	15	158 985	912	0.174	641
Joel	52	39	13	5	61 215	449	0.136	639
Virginia Operations								
Harmony 2	39	36	3	5	48 129	487	0.099	749
Merriespruit 1	39	33	6	4	47 036	427	0.110	700
Merriespruit 3	33	31	2	3	40 445	429	0.094	778
Unisel	55	44	11	5	67 613	547	0.124	648
Brand 3	38	35	3	3	47 101	459	0.103	734
Brand 5	–	1	(1)	–	–	–	–	–
Total Virginia Operations	204	180	24	20	250 324	2 349	0.107	719
St Helena	6	13	(7)	1	8 359	86	0.097	1 523
Kalgold	77	38	39	1	93 172	1 687	0.055	411
Project Phoenix	26	12	14	–	32 215	7 033	0.005	381
Other entities	23	7	16	18	23 534	804	0.029	309
Total South Africa	1 269	918	351	303	1 550 527	19 503	0.080	591
International								
PNG	–	–	–	197	–	–	–	–
Total International	–	–	–	197	–	–	–	–
Total Harmony – Continuing Operations	1 269	918	351	500	1 550 527	19 503	0.080	591

Discontinued Operations South Africa	Revenue US$ million	Cash operating cost US$ million	Cash operating profit/(loss) US$ million	Capital expenditure US$ million	Gold Produced Ounces	Tonnes milled (Imperial)	Grade (Imperial)	Operating cost $/ounce
Orkney 2	18	21	(3)	1	26 717	176	0.152	769
Orkney 4	15	20	(5)	1	20 480	215	0.095	977
Orkney 7	7	11	(4)	2	9 935	180	0.055	1 140
Cooke 1	49	32	17	2	59 221	328	0.181	538
Cooke 2	49	28	21	5	59 832	376	0.159	461
Cooke 3	68	45	23	15	82 884	619	0.134	540
Cooke Plant Operations	28	18	10	–	34 305	2 583	0.013	520
Total South Africa	234	175	59	26	293 374	4 477	0.066	593
Australia								
Mt Magent	56	41	15	4	77 097	966	0.080	537
South Kal	19	14	5	12	27 778	477	0.058	517
Total Australia	75	55	20	16	104 875	1 443	0.073	532
Total Harmony – Discontinued Operations	309	230	79	42	398 249	5 920	0.067	576
Total Harmony	1 578	1 148	430	542	1 948 776	25 423	0.077	589

DETAILED OPERATING INFORMATION YEAR ENDED 30 JUNE 2007 (US$/Imperial)

Continuing Operations South Africa	Revenue US$ million	Cash operating cost US$ million	Cash operating profit/(loss) US$ million	Capital expenditure US$ million	Gold Produced Ounces	Tonnes milled (Imperial)	Grade (Imperial)	Operating cost $/ounce
Tshepong	203	112	91	26	318 887	1 824	0.175	351
Phakisa	–	–	–	32	–	–	–	–
Doornkop	37	25	12	38	57 364	597	0.096	439
Elandsrand	124	103	21	33	194 710	1 117	0.174	527
Target	91	53	38	16	142 433	904	0.158	370
Masimong	95	82	13	15	147 958	1 074	0.138	559
Evander Operations								
Evander 5	36	29	7	5	55 707	377	0.148	519
Evander 7	39	38	1	12	61 044	447	0.137	633
Evander 8	76	46	30	11	118 692	843	0.141	386
Total Evander Operations	151	113	38	28	235 443	1 667	0.141	481
Bambanani	126	115	11	17	197 060	1 283	0.154	586
Joel	51	33	18	4	79 923	504	0.158	418
Virginia Operations								
Harmony 2	30	30	–	5	46 274	516	0.089	646
Merriespruit 1	33	27	6	4	50 612	476	0.106	524
Merriespruit 3	28	25	3	3	43 541	444	0.098	575
Unisel	51	35	16	5	79 992	614	0.130	438
Brand 3	29	28	1	2	45 611	445	0.103	609
Brand 5	1	2	(1)	–	918	12	0.077	1 651
Total Virginia Operations	172	147	25	19	266 948	2 507	0.106	546
St Helena	14	18	(4)	1	21 319	241	0.089	840
Kudu/Sable	1	–	1	–	845	16	–	–
Kalgold	36	27	9	–	56 129	1 740	0.032	485
Project Phoenix	13	6	7	–	21 346	2 368	0.009	293
Other entities	2	2	–	18	6 706	458	0.015	252
Total South Africa	1 116	836	280	247	1 747 071	16 300	0.107	479
International PNG	–	–	–	73	–	–	–	–
Total international	–	–	–	73	–	–	–	–
Total Harmony – Continuing Operations	1 116	836	280	320	1 747 071	16 300	0.107	479

Discontinued Operations South Africa	Revenue US$ million	Cash operating cost US$ million	Cash operating profit/(loss) US$ million	Capital expenditure US$ million	Gold Produced Ounces	Tonnes milled (Imperial)	Grade (Imperial)	Operating cost $/ounce
Orkney 2	34	26	8	4	52 275	311	0.168	504
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	30	26	4	5	46 041	397	0.116	572
Orkney 7	13	12	1	6	20 668	239	0.086	578
ARM surface	–	–	–	–	125	1	–	–
Cooke 1	48	33	15	2	75 698	425	0.178	434
Cooke 2	36	35	1	3	57 215	385	0.149	610
Cooke 3	58	44	14	14	91 332	622	0.147	483
Cooke Plant Operations	12	6	6	–	18 974	895	0.021	305
Total South Africa	231	182	49	34	362 328	3 275	0.111	503
Australia								
Mt Magent	86	71	15	20	136 428	1 874	0.073	518
South Kal	56	45	11	7	88 371	1 391	0.064	504
Total Australia	142	116	26	27	224 799	3 265	0.069	507
Total Harmony – Discontinued Operations	373	298	75	61	587 127	6 540	0.090	507
Total Harmony	1 489	1 134	355	381	2 334 198	22 840	0.102	489

DEVELOPMENT RESULTS (Metric)

Quarter ended June 2008

	Reef Metres	Sampled Metres	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Randfontein					
VCR Reef	837	894	50	36.03	1,819
UE1A	918	909	186	4.10	762
E8 Reef	54	54	121	9.53	1,153
Kimberley Reef	55	126	59	5.66	334
E9GB Reef	264	203	84	13.67	1,155
All Reefs	2,129	2,186	112	10.83	1,216
Free State					
Basal	1,775	1,198	67	15.81	1,065
Leader	1,312	984	167	5.89	985
A Reef	366	284	89	7.15	639
Middle	25	12	148	51.84	7,673
B Reef	69	66	227	0.24	54
All Reefs	3,547	2,544	113	8.78	991
Evander					
Kimberley Reef	887	1,050	73	15.48	1,134
Elandskraal					
VCR Reef	539	532	135	12.50	1,688
Orkney					
Vaal Reef	–	–	–	–	–
VCR	–	–	–	–	–
All Reefs	–	–	–	–	–
Target					
Elsburg	116	74	293	3.28	962
Freegold JV					
Basal	1,334	1,076	22	52.86	1,180
Beatrix	425	360	123	8.48	1,040
Leader					
B Reef	121	154	35	143.84	5,105
All Reefs	1,880	1,590	46	33.01	1,529

DEVELOPMENT RESULTS (Imperial)

Quarter ended June 2008

	Reef Feet	Sampled Feet	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)
Randfontein					
VCR Reef	2,747	2,933	20	1.04	21
UE1A	3,012	2,982	73	0.12	9
E8 Reef	177	177	48	0.27	13
Kimberley Reef	181	413	23	0.17	4
E9GB Reef	866	666	33	0.39	13
All Reefs	6,983	7,172	44	0.32	14
Free State					
Basal	5,824	3,930	27	0.45	12
Leader	4,304	3,228	66	0.17	11
A Reef	1,201	932	35	0.21	7
Middle	83	39	58	1.52	88
B Reef	226	217	89	0.01	1
All Reefs	11,638	8,346	44	0.26	11
Evander					
Kimberley Reef	2,910	3,445	29	0.45	13
Elandskraal					
VCR Reef	1,768	1,745	53	0.37	19
Orkney					
Vaal Reef	–	–	–	–	–
VCR	–	–	–	–	–
All Reefs	–	–	–	–	–
Target					
Elsburg	379	243	115	0.10	11
Freegold JV					
Basal	4,377	3,530	9	1.51	14
Beatrix	1,394	1,181	48	0.25	12
Leader	–	–	–	–	–
B Reef	397	505	14	4.19	59
All Reefs	6,168	5,217	18	0.98	18

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

PO Box 2
Randfontein, 1759
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott, J A Chissano*†,
F T De Buck*, Dr D S Lushaba*
C Markus*, M Motloba*,
C M L Savage*, A J Wilkens*
Dr C Diarra*‡, K V Dicks*
(*non-executive)
(†Mozambique)
(‡US/Mali Citizen)

Further Information

Amelia Soares
General Manager, Investor Relations
Telephone: +27 11 411 2314
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2070
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Issuer code	HAPS

Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

NOTES

PRINTED BY INCE (PTY) LIMITED

REF W2CF06056

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 15, 2008

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Chief Interim Financial Office